Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the use in this Registration Statement on Form S-4 of FelCor Lodging Limited Partnership of our reports dated February 27, 2009 (except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the changes in accounting for noncontrolling interests, in the computation of earnings per unit and of subsequent events discussed in Notes 2, 17, and 25 as to which the date is August 11, 2009) relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting of FelCor Lodging Limited Partnership, which appear in such Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.
/s/ PricewaterhouseCoopers LLP
Dallas, Texas
December 3, 2009